Schedule A to

ADMINISTRATIVE SERVICE CONSULTANT AGREEMENT

(Amended October 7, 2026)

Fund Name:

 Advisors Capital Total Return - Equity Fund
Advisors Capital Small/Mid Cap Fund
Advisors Capital Tactical Fixed Income Fund
Advisors Capital Active All Cap Fund
Advisors Capital Growth Fund
Advisors Capital International ETF Fund
Advisors Capital Small Cap Blend Fund
Advisors Capital Large/Mid Cap Value Fund
Advisors Capital VG Diversified Equity Fund
Advisors Capital AF Capital Appreciation Fund

NFM receives a monthly fee from the Advisor equal to an annual rate of 0.05% of each Fund's assets under $100 million, 0.03% of the next $100 million of each Fund's average daily net assets, and 0.02% of the average daily net assets of each Fund thereafter (subject to a minimum monthly fee of $1,000 for each Fund).

Note: When a particular month occurs during a leap-year, the calculation should be adjusted to change the number of days in the year to 366.

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